Hudbay Announces Fourth Quarter and Full Year 2019 Results and Provides Annual Guidance

  Achieved 2019 production and unit cost guidance in Peru and Manitoba; strong performance at the Lalor and 777 mines resulted in zinc production exceeding the top end of the guidance range
  Constancia achieved record mill throughput and copper recoveries in 2019
  Lalor and 777 increased mine output by 22% and 15%, respectively, year-over-year
  Cash generated from operating activities was $98.7 million in the fourth quarter of 2019, an increase from the third quarter of 2019
  Cash and cash equivalents of $396.1 million as at December 31, 2019 was relatively unchanged during the quarter and positions the company well for executing future growth initiatives
  2020 production guidance of 107,500[i] tonnes of copper and 172,500i ounces of precious metals with copper and precious metals production expected to grow by 18%i and 67%i, respectively, by 2022
  Reached a community agreement to acquire Pampacancha surface rights
  The New Britannia gold mill refurbishment remains on track to be completed before the end of 2021, which is expected to increase Lalor's annual gold production to approximately 140,000 ounces starting in 2022
  Hudbay's Manitoba operations received the Towards Sustainable Mining Leadership Award in 2019

Toronto, Ontario, February 20, 2020 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its fourth quarter and full year 2019 financial results and annual production and cost guidance. All amounts are in U.S. dollars, unless otherwise noted.

"We delivered solid operating results in the fourth quarter as a result of our focus on maintaining steady mine performance while continuing to implement various process improvement initiatives across the business," said Peter Kukielski, President and Chief Executive Officer. "We are on-track to deliver our next phase of growth, including mining the high-grade Pampacancha satellite deposit in Peru in 2020 and completing the refurbishment of the New Britannia gold mill in Manitoba by 2022. Both projects are low capital intensity, high return brownfield projects with short paybacks on our invested capital. We are proud of our ESG and operating achievements in 2019, as well as our successful track record of achieving annual copper production guidance for the past five years. We look forward to delivering significant near-term copper and gold production growth as we execute on our strategic plan."

Summary of Fourth Quarter Results

Consolidated copper production in the fourth quarter of 2019 was 32,422 tonnes, a decrease from the third quarter of 2019 primarily as a result of lower planned production in Peru due to the regularly scheduled mill maintenance shut-down and normal quarter-to-quarter variance in copper grades. Consolidated zinc production was higher in the fourth quarter compared to the third quarter of 2019 due to higher zinc grades in Manitoba. Copper sales volumes increased in the fourth quarter as copper concentrate inventory levels in Peru returned to normal levels, while zinc sales volumes were lower as a result of the one-week Canadian National Railway strike during the quarter.

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In the fourth quarter of 2019, consolidated cash cost per pound of copper produced, net of by-product credits[ii], was $1.23, an increase compared to $0.98 in the third quarter due to lower copper production and lower zinc by-product revenue, partially offset by higher precious metals by-product revenue. Incorporating cash sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsii, in the fourth quarter of 2019 was $2.55, which increased from $1.98 in the third quarter, driven mainly by increased sustaining capital expenditures and the same factors noted above affecting consolidated cash costs.

Net loss and loss per share in the fourth quarter of 2019 were $1.5 million and $0.01, respectively. Net loss and loss per share in the fourth quarter of 2019 were affected by, among other things, the following items:

	Pre-tax gain (loss)	After-tax gain (loss)	Per share gain (loss)
	($ millions)	($ millions)	($/share)
Mark-to-market adjustments	(9.0)	(6.6)	(0.03)
Non-cash deferred tax adjustments	-	30.4	0.12

Cash generated from operating activities increased to $98.7 million in the fourth quarter of 2019 from $43.5 million in the third quarter of 2019. Operating cash flow before change in non-cash working capital was $69.1 million during the fourth quarter of 2019, relatively unchanged from the third quarter. The increase in cash generated from operating activities is primarily the result of the reduction of excess inventories and other working capital changes during the quarter.

Consolidated Financial Performance	Three Months Ended
($000s except per share amounts)	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018
Revenue	324,485	291,282	351,773
Cost of sales	298,852	260,327	276,547
Earnings (loss) before tax	(42,352)	(348,367)	17,650
Earnings (loss)	(1,455)	(274,796)	(3,510)
Basic and diluted earnings (loss) per share	(0.01)	(1.05)	(0.01)
Operating cash flow before change in non-cash working capital	69,141	71,204	104,264

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Consolidated Operational Performance		Three Months Ended
		Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018
Contained metal in concentrate produced[1]
Copper	tonnes	32,422	36,422	37,238
Gold	ounces	32,712	28,319	28,051
Silver	ounces	930,137	924,191	1,014,684
Zinc	tonnes	30,592	28,639	27,408
Molybdenum	tonnes	372	262	329
Precious metals[2]	ounces	46,000	41,522	42,546
Payable metal in concentrate sold
Copper	tonnes	33,715	29,916	36,350
Gold	ounces	30,344	25,488	25,861
Silver	ounces	909,423	756,296	909,500
Zinc[3]	tonnes	28,001	29,140	31,134
Molybdenum	tonnes	199	334	447
Precious metals[2]	ounces	43,336	36,292	38,854
Cash cost[4]	$/lb	1.23	0.98	0.94
All-in sustaining cash cost[4]	$/lb	2.55	1.98	1.80

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

4 Cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Summary of Full Year Results

On a consolidated basis, Hudbay's copper and precious metals production met 2019 guidance and production of zinc and molybdenum exceeded 2019 guidance ranges. Production of copper benefited from increased throughput and recoveries at Constancia despite expected lower planned grades. Strong zinc production was a result of Lalor achieving its ramp up to 4,500 tonnes per day and the 777 mine implementing operational improvements. Combined unit costs in both Peru and Manitoba were within 2019 guidance ranges. Total capital expenditures were above 2019 guidance due primarily to increased sustaining capital expenditures related to mining equipment that is now accounted for as a capitalized lease under IFRS.

Consolidated cash cost per pound of copper produced, net of by-product credits, was $1.14 in 2019, an increase compared to $0.94 in 2018 primarily due to lower copper production from planned lower grades at Constancia and the closure of the Reed mine in Manitoba in August 2018. Incorporating cash sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in 2019 was $2.17, which increased from $1.60 in 2018, driven mainly by increased sustaining capital expenditures and the same factors noted above affecting consolidated cash costs.

Cash generated from operating activities decreased to $310.9 million in 2019 from $479.6 million in 2018. Operating cash flow before change in non-cash working capital decreased to $307.3 million from $501.4 million in 2018. The decrease is the result of lower copper sales volumes and lower margins mainly from lower realized base metal prices.

Cash and cash equivalents decreased by $119.4 million year-over-year to $396.1 million as at December 31, 2019. This decrease was mainly a result of $259.2 million of funding for capital investments, interest payments and financing activities of $137.8 million and the acquisition of the remaining interest in the Rosemont project for $45.0 million. This decrease was partially offset by cash flow from operating activities of $310.9 million.

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Consolidated Financial Performance	Year Ended
($000s except per share amounts)	Dec. 31, 2019	Dec. 31, 2018
Revenue	1,237,439	1,472,366
Cost of sales	1,085,897	1,098,626
Profit (loss) before tax	(452,763)	170,837
Profit (loss)	(343,810)	85,416
Basic and diluted earnings (loss) per share	(1.32)	0.33
Operating cash flow before change in non-cash working capital	307,284	501,352

Consolidated Operational Performance		Year Ended
		Dec. 31, 2019	Dec. 31, 2018
Contained metal in concentrate produced[1]
Copper	tonnes	137,179	154,550
Gold	ounces	114,692	119,882
Silver	ounces	3,585,330	3,954,469
Zinc	tonnes	119,106	115,588
Molybdenum	tonnes	1,272	904
Precious metals[2]	ounces	165,911	176,374
Payable metal in concentrate sold
Copper	tonnes	128,519	147,923
Gold	ounces	108,999	113,097
Silver	ounces	3,452,926	3,372,353
Zinc[3]	tonnes	104,319	115,723
Molybdenum	tonnes	1,186	819
Precious metals[2]	ounces	158,327	161,273
Cash cost[4]	$/lb	1.14	0.94
All-in sustaining cash cost[4]	$/lb	2.17	1.60

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

4 Cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended		Year Ended
		Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Ore mined[1]	tonnes	8,049,063	8,413,367	7,329,423	33,308,369	34,372,156
Copper	%	0.41	0.44	0.47	0.43	0.49
Gold	g/tonne	0.04	0.05	0.05	0.04	0.05
Silver	g/tonne	3.87	3.93	4.16	3.76	4.15
Ore milled	tonnes	7,474,136	8,240,344	7,657,943	31,387,281	31,282,610
Copper	%	0.42	0.44	0.48	0.42	0.47
Gold	g/tonne	0.04	0.04	0.06	0.04	0.05
Silver	g/tonne	3.86	3.76	4.26	3.64	4.08
Copper recovery	%	85.6	86.0	84.8	85.7	82.6
Gold recovery	%	50.0	48.3	48.5	48.1	47.4
Silver recovery	%	68.2	68.9	71.6	68.2	66.5
Contained metal in concentrate
Copper	tonnes	26,659	31,091	30,834	113,825	122,178
Gold	ounces	5,007	5,565	7,522	19,723	24,189
Silver	ounces	631,774	686,258	750,747	2,504,769	2,729,859
Molybdenum	tonnes	372	262	329	1,272	904
Precious metals[2]	ounces	14,033	15,369	18,247	55,506	63,187
Payable metal sold
Copper	tonnes	28,430	25,314	31,252	106,184	116,449
Gold	ounces	4,824	3,858	7,262	18,956	20,420
Silver	ounces	666,839	529,139	672,756	2,452,496	2,255,700
Molybdenum	tonnes	199	334	447	1,186	819
Combined unit operating cost[3],4	$/tonne	10.20	8.63	9.88	9.50	9.44
Cash cost[4]	$/lb	1.66	1.26	1.31	1.41	1.36
Sustaining cash cost[4]	$/lb	2.47	1.75	1.66	1.90	1.59

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Constancia achieved record mill throughput and record copper recoveries in 2019 as a result of several metallurgical initiatives, and full year copper recoveries exceeded the levels anticipated in the National Instrument ("NI") 43-101 technical report issued in March 2018.

During the quarter, the Constancia mine produced 26,659 tonnes of copper, 14,033 ounces of precious metals and 372 tonnes of molybdenum. Production results were lower than the third quarter of 2019 primarily as a result of lower throughput as the mine reached full-year mill throughput limits imposed by its operating permits. Year-over-year copper production decreased as copper grades declined in line with the mine plan, partially offset by higher throughput and copper recoveries. Full year production of copper was within 2019 guidance ranges, while precious metals and molybdenum production exceeded the guidance ranges.

Mill throughput in the fourth quarter of 2019 was lower compared to the third quarter of 2019, which was a record throughput quarter. Mill throughput was lower in the fourth quarter primarily due to the scheduled semi-annual maintenance shutdown as well as a requirement to comply with full year permit limitations on throughput. Milled copper grades in the fourth quarter were slightly lower than the third quarter, in line with the mine plan.

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Copper recoveries in the fourth quarter of 2019 were consistent with the third quarter levels as a result of the sustained metallurgical improvements implemented throughout the year. While recoveries vary from quarter to quarter depending on the complexity and grade of the ore feed, the company is seeing results from ongoing recovery optimization initiatives. These results are demonstrated through the year-over-year increase in copper recoveries to 85.7% in 2019 from 82.6% in 2018. Highlights of the initiatives include the continued integration of an automated, advanced process control system and the installation of enhanced classification and flotation equipment in the grinding and bulk flotation circuits.

Combined mine, mill and G&A unit operating costs in the fourth quarter were higher than the third quarter of 2019, reflecting correspondingly lower ore throughput and higher maintenance costs due to the planned plant shutdown. Full year 2019 combined unit costs for Constancia were similar to 2018 levels and were in line with 2019 guidance expectations.

Peru cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2019 was $1.66, 32% higher than in the third quarter due to lower copper production, in line with the mine plan, higher operating costs and lower by-product credits. Peru sustaining cash cost per pound of copper produced, net of by-product creditsii, was $2.47 in the fourth quarter of 2019. This represents a 41% increase from the third quarter due to the same factors that affected cash costs as well as higher sustaining costs in heavy civil works and capitalized stripping costs, and timing of payments on long-term community agreements and leases.

Peru cash cost per pound of copper produced, net of by-product credits, for the full year 2019 was $1.41, 4% higher than the full year 2018 primarily due to lower copper production, in line with the mine plan, offset by higher by-product credits. Peru sustaining cash cost per pound of copper produced, net of by-product credits, was $1.90 for the full year 2019. This represents a 19% increase from 2018 due to the same factors that affected sustaining cash costs in the fourth quarter.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended			Year Ended
		Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
777 ore mined	tonnes	269,342	273,319	244,613	1,109,782	966,567
Copper	%	1.17	1.33	1.76	1.37	1.47
Zinc	%	3.33	3.01	3.46	3.22	4.43
Gold	g/tonne	1.52	1.63	1.61	1.61	1.83
Silver	g/tonne	18.52	15.42	24.37	18.67	28.34
Lalor ore mined	tonnes	390,140	346,456	317,616	1,536,780	1,260,241
Copper	%	0.80	0.68	0.82	0.75	0.74
Zinc	%	6.20	6.16	6.80	6.36	6.25
Gold	g/tonne	2.63	2.21	2.09	2.16	2.19
Silver	g/tonne	28.38	25.56	24.66	25.51	25.39
Flin Flon Concentrator:
Ore milled	tonnes	374,529	331,216	259,569	1,362,006	1,423,744
Copper	%	1.11	1.22	1.73	1.27	1.90
Zinc	%	4.05	3.64	3.55	3.78	3.71
Gold	g/tonne	1.75	1.74	1.62	1.72	1.63
Silver	g/tonne	20.56	17.36	24.79	19.84	23.48
Copper recovery	%	86.9	89.1	90.4	88.0	92.3
Zinc recovery	%	85.8	86.7	83.7	85.5	84.2
Gold recovery	%	56.1	59.1	62.8	59.4	64.5
Silver recovery	%	49.2	48.7	54.8	50.8	60.2
Stall Concentrator:
Ore milled	tonnes	310,622	318,539	313,995	1,290,300	1,201,466
Copper	%	0.80	0.64	0.84	0.73	0.72
Zinc	%	6.24	6.22	6.83	6.39	6.38
Gold	g/tonne	2.60	2.12	2.09	2.13	2.15
Silver	g/tonne	28.12	25.16	24.58	25.48	25.27
Copper recovery	%	85.9	84.4	88.6	85.9	85.7
Zinc recovery	%	90.7	91.8	91.9	91.1	92.8
Gold recovery	%	61.1	54.3	57.1	56.8	57.6
Silver recovery	%	62.9	57.4	60.7	60.4	59.2
Total contained metal in concentrate
Copper	tonnes	5,763	5,331	6,404	23,354	32,372
Zinc	tonnes	30,592	28,639	27,408	119,106	115,588
Gold	ounces	27,705	22,754	20,529	94,969	95,693
Silver	ounces	298,363	237,933	263,937	1,080,561	1,224,610
Precious metals[1]	ounces	31,967	26,153	24,300	110,406	113,188
Total payable metal sold
Copper	tonnes	5,285	4,602	5,098	22,335	31,474
Zinc[2]	tonnes	28,001	29,140	31,134	104,346	115,723
Gold	ounces	25,520	21,630	18,599	90,043	92,677
Silver	ounces	242,584	227,157	236,744	1,000,430	1,116,653
Combined unit operating cost[3,4]	C$/tonne	128	130	143	134	130
Cash cost[4]	$/lb	(0.76)	(0.68)	(0.87)	(0.18)	(0.64)
Sustaining cash cost[4]	$/lb	2.33	2.77	1.76	2.63	1.18

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1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Reflects combined mine, mill and G&A costs per tonne of ore milled. 2018 numbers include the cost of ore purchased from the joint venture partner at the Reed mine.
4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

The Manitoba operations benefitted from strong performance from both the 777 and Lalor mines in 2019. Lalor successfully achieved the ramp up to 4,500 tonnes per day in early 2019 and 777 successfully implemented efficiency initiatives focused on maximizing the output from the mine.

During the quarter, the Manitoba operations produced 30,592 tonnes of zinc, 5,763 tonnes of copper and 31,967 ounces of precious metals. Production results were higher than the third quarter of 2019 primarily due to higher tonnes and grades at Lalor. Year-over-year copper production decreased due to the closure of the Reed mine in August 2018, while zinc production increased due to the Lalor mine's ramp up. Full year production of zinc exceeded 2019 guidance ranges, while copper and precious metals production were within 2019 guidance ranges.

Ore mined at the Manitoba operations during the fourth quarter of 2019 increased by 6% compared to the third quarter of 2019 due to higher production volumes at Lalor. Overall zinc, gold and silver grades were higher compared to the third quarter of 2019, while copper grades were lower, due to planned stope sequencing based on life of mine production schedules at 777 and Lalor. Higher gold grades at Lalor were due to mining of gold enriched base metal stopes in the fourth quarter of 2019.

Ore mined at the Manitoba operations for the full year 2019 increased by 4% over 2018 levels due to higher production volumes at both 777 and Lalor, partially offset by the closure of the Reed mine. The 15% year-over-year increase in ore mined at 777 is attributable to implementation of management systems designed to improve mobile equipment availability and key performance indicators for drilling, blasting and backfilling processes. The 22% year-over-year increase in ore mined at Lalor is attributable to a number of initiatives implemented as part of the production ramp up to 4,500 tonnes per day, including mine design changes, contract strategies, asset integrity and work management programs.

Ore processed in Flin Flon in the fourth quarter of 2019 was 13% higher than the third quarter of 2019 as a result of increased ore feed trucked from Lalor. Ore processed at the Stall concentrator was marginally lower than the third quarter of 2019. Ore processed in Flin Flon for the full year 2019 was 4% lower than in 2018 due to the Reed mine closure, partially offset by increased production from the 777 mine. Ore processed at the Stall concentrator was 7% higher in 2019 versus 2018 due to ongoing operational and maintenance improvements. Full year operating costs at the Flin Flon and Stall concentrators were 9% and 1% lower, respectively, in 2019 compared to 2018 primarily due to higher plant efficiencies.

Manitoba combined mine, mill and G&A unit operating costs in the fourth quarter of 2019 were 2% lower than in the third quarter of 2019 mainly due to unit costs trending lower following Lalor's ramp up, with third and fourth quarter unit costs well below the levels reported in the first half of 2019. Manitoba combined unit costs for the full year 2019 were in line with the annual guidance range.

Manitoba cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2019 was negative $0.76. These costs were lower compared to the third quarter of 2019, primarily as a result of higher copper production and higher by-product revenue. Manitoba sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2019 was $2.33, which was 14% lower than the third quarter due to lower capitalized exploration partially offset by increased capital development expenditures at Lalor, in addition to the same factors that affected cash costs.

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Manitoba cash cost per pound of copper produced, net of by-product credits, for the full year 2019 was negative $0.18. These costs were higher compared to the full year 2018, primarily as a result of higher mining costs and lower copper production. Manitoba sustaining cash cost per pound of copper produced, net of by-product credits, for the full year 2019 was $2.63, which was higher compared to the full year 2018 due to higher sustaining capital expenditures, in addition to the same factors that affected cash costs.

Annual Guidance

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts and three-year production outlook are discussed in detail below.

Production Guidance

Contained Metal in Concentrate[1]		2020 Guidance	Year Ended Dec. 31, 2019	2019 Guidance
Manitoba
Copper	tonnes	18,000 - 22,000	23,354	22,000 - 25,000
Zinc	tonnes	105,000 - 125,000	119,106	100,000 - 115,000
Precious metals[2]	oz	110,000 - 135,000	110,406	105,000 - 125,000

Peru
Copper	tonnes	80,000 - 95,000	113,825	100,000 - 125,000
Precious metals[2]	oz	45,000 - 55,000	55,506	45,000 - 55,000
Molybdenum	tonnes	1,300 - 1,600	1,272	1,100 - 1,200

Total
Copper	tonnes	98,000 - 117,000	137,179	122,000 - 150,000
Zinc	tonnes	105,000 - 125,000	119,106	100,000 - 115,000
Precious metals[2]	oz	155,000 - 190,000	165,912	150,000 - 180,000
Molybdenum	tonnes	1,300 - 1,600	1,272	1,100 - 1,200

[1] Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2] Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver was converted to gold at a ratio of 70:1. For 2020 guidance, silver is converted to gold at a ratio of 89:1.

In 2020, consolidated production of copper contained in concentrate is forecast to decrease by approximately 22%i compared to 2019 production, primarily due to planned lower copper grades at Constancia in line with the mine plan. However, with the addition of the higher-grade Pampacancha satellite deposit in Peru, total copper production is expected to increase by 18%i from 2020 to 2022.

Production of zinc contained in concentrate in 2020 is forecast to be strong with the 2020 guidance range slightly higher than the range in 2019. That trend is expected to continue into 2021 with Lalor maintaining steady production at 4,500 tonnes per day and the company continuing to maximize the output from the 777 mine as it nears the end of its mine life in the second quarter of 2022.

Consolidated production of precious metals contained in concentrate in 2020 is forecast to increase by approximately 4%i compared to 2019 production, primarily due to higher precious metals production at Lalor from the planned mining of approximately 90,000 tonnes from the gold zones in 2020 as part of stope sequencing in preparation for the restart of the New Britannia gold mill. By 2022, consolidated precious metals production is expected to increase by 67%i following the restart of the New Britannia gold mill in Manitoba and the addition of the Pampacancha high-grade satellite deposit in Peru.

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3-Year Production Outlook Contained Metal in Concentrate[1]		2020 Guidance	2021 Guidance	2022 Guidance
Manitoba[2]
Copper	tonnes	18,000 - 22,000	19,000 - 23,000	13,000 - 15,000
Zinc	tonnes	105,000 - 125,000	115,000 - 140,000	75,000 - 90,000
Precious metals[3]	oz	110,000 - 135,000	110,000 - 135,000	150,000 - 190,000

Peru
Copper	tonnes	80,000 - 95,000	80,000 - 100,000	100,000 - 125,000
Precious metals[3]	oz	45,000 - 55,000	85,000 - 100,000	105,000 - 130,000
Molybdenum	tonnes	1,300 - 1,600	1,000 - 1,200	1,500 - 1,800

Total
Copper	tonnes	98,000 - 117,000	99,000 - 123,000	113,000 - 140,000
Zinc	tonnes	105,000 - 125,000	115,000 - 140,000	75,000 - 90,000
Precious metals[3]	oz	155,000 - 190,000	195,000 - 235,000	255,000 - 320,000
Molybdenum	tonnes	1,300 - 1,600	1,000 - 1,200	1,500 - 1,800

[1] Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2] Manitoba production guidance assumes the 777 mine is depleted in the second quarter of 2022, resulting in lower copper and zinc production after its closure.

[3] Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 89:1.

Capital Expenditure Guidance

Capital Expenditures[1] (in $ millions)	2020 Guidance	Year Ended Dec. 31, 2019	2019 Guidance
Sustaining capital
Manitoba[2]	100.0	126.3	100.0
Peru[3]	100.0	84.9	95.0
Total sustaining capital	200.0	211.2	195.0
Growth capital
Manitoba	80.0	14.1	10.0
Peru[4]	70.0	2.1	45.0
Arizona[5]	20.0	36.4	40.0
Total growth capital	170.0	52.6	95.0
Capitalized exploration	15.0	15.7	15.0
Total capital expenditures	385.0	279.5	305.0

[1] Excludes capitalized costs not considered to be sustaining or growth capital expenditures.

[2] Manitoba sustaining capital expenditures for the year ended December 31, 2019 include a new capitalized lease related to sustaining capital expenditures of $14.3 million not included in 2019 annual guidance. Excluded from sustaining capital is the anticipated $20 million expected to be spent on improvements to the legacy Flin Flon tailings facilities, as described below.
[3] Includes capitalized stripping costs.
[4] Peru growth capital expenditures of $45.0 million in 2019 related to expected expenditures for developing the Pampacancha deposit and acquiring surface rights, which has been deferred to 2020. 2020 expected growth capital expenditures include costs associated with project development and acquiring the surface rights. Some additional capital costs remain outstanding in recognition of current uses of land and the company intends to enter into agreements to address these matters prior to commencing mining activities.

[5] Arizona spending includes capitalized costs associated with the Rosemont and Mason projects. Rosemont's 2019 guidance was revised to include $20 million of project costs and $20 million of non-project costs as announced on November 11, 2019.

Total planned sustaining capital expenditures in 2020 are expected to slightly decrease from 2019 levels due to lower spending in Manitoba offset by higher planned spending in Peru primarily related to higher capitalized stripping costs. In Manitoba, Hudbay continues to implement improvements on the legacy Flin Flon tailings impoundment area, in line with higher industry-wide standards for tailings dam safety following the failure of other tailings dams in recent years. This spending is expected to be approximately $20 million per year from 2020 to 2022, but these expenditures will not impact sustaining capital expenditures since they are associated with the updated decommissioning and restoration liability, and therefore, will be accounted for as a drawdown of the liability.

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Manitoba growth capital spending of $80 million relates to a significant portion of the New Britannia mill refurbishment costs as construction activities are on track to commence in the second quarter of 2020. The New Britannia mill refurbishment costs are expected to total approximately $115 million over 2020 and 2021, higher than the original estimate of approximately $95 million primarily due to the introduction of new instruments expected to further improve mill efficiency, as well as labour cost inflation and some cost escalation on equipment. The capital investment in the New Britannia mill offers high returns and a short payback period, based on current reserves at Lalor. Once the New Britannia gold mill is in operation by 2022, gold is expected to account for over 60% of revenues at Lalor with annual gold production expected to grow to approximately 140,000 ounces at a sustaining cash cost of approximately $450 per ounce over the first five years.

Peru growth capital of $70 million includes initial expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community, but excludes the costs associated with recognizing the current uses of the land by certain community members, which are subject to pending agreements with those individuals. Hudbay's patient approach to community negotiations has proven successful, demonstrating Hudbay's strong relationships with the neighbouring communities and positioning the company well to unlock future value on its other regional growth targets in Peru. Arizona spending of $20 million is intended to support ongoing matters on the Rosemont project and advance preliminary economic studies at the Mason project in Nevada.

Exploration Guidance

Exploration Expenditures (in $ millions)	2020 Guidance	Year Ended Dec. 31, 2019	2019 Guidance
Peru	15.0	17.1	20.0
Manitoba	10.0	22.9	10.0
Generative and other	0.0	6.5	10.0
Total exploration expenditures	25.0	46.5	40.0
Capitalized spending	(15.0)	(15.7)	(15.0)
Total exploration expense	10.0	30.8	25.0

Hudbay's exploration portfolio of owned or optioned mineral properties consists of approximately 850,000 hectares across Canada, Peru, the United States and Chile. Hudbay's 2020 exploration budget of $25 million, which includes option payments, will be focused on exploration near existing processing infrastructure in Peru and Manitoba.

In Peru, Hudbay continues permitting, community relations and technical activities required to access and conduct drilling activities on properties near Constancia. In 2020, drilling activities will be focused on the Llaguen greenfield project located 56 kilometres northeast of the city of Trujillo, in northern Peru, and on the Quehuincha North skarn target located approximately 11 kilometres from the Constancia mill, where Hudbay has recently obtained a drilling permit and has an exploration agreement in place with the local community. At Lalor, the company expects to conduct additional underground drilling, continuing efforts to convert existing mineral resources to reserves and to identify additional gold resources at underground targets. In addition, surface drilling planned for 2020 in Manitoba will aim to confirm an initial mineral resource estimate for the gold and copper-gold mineralization intersected in 2019 at the 1901 Deposit.

Unit Operating Cost Guidance

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Combined Mine/Mill Unit Operating Cost[1],2		2020 Guidance	Year Ended Dec. 31, 2019	2019 Guidance
Manitoba	C$/tonne	130 - 140	134	115 - 135
Peru	$/tonne	8.30 - 10.25	9.50	7.90 - 9.70

[1] Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs.

[2] Combined unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Combined unit costs for Manitoba in 2020 are forecast to be similar to 2019 levels as Lalor's costs have normalized after the ramp up to 4,500 tonnes per day. Combined unit costs for Peru in 2020 are also expected to be similar to 2019 levels as the plant continues to operate at full capacity.

Flin Flon Zinc Plant Guidance		2020 Guidance	Year Ended Dec. 31, 2019	2019 Guidance
Zinc metal produced	tonnes	100,000 - 112,000	103,340	95,000 - 105,000
Unit operating costs[1]	C$/lb	0.45 - 0.52	0.49	0.47 - 0.55

1 Unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Metal production in any particular quarter may vary from the implied annual guidance rate based on variations in grades and recoveries due to the areas mined in that quarter, the timing of planned maintenance, and other factors. Mining and processing costs in any particular quarter can also vary from the annual guidance rate above based on a variety of factors, including the scheduling of maintenance events and seasonal heating requirements, particularly in Manitoba. In Peru, the semi-annual mill maintenance shutdowns at Constancia typically occur during the second and fourth quarters each year. In Manitoba, the company expects to perform maintenance on the Stall concentrator during the second quarter of 2020 and on the Lalor mine hoist facilities in the third quarter of 2020.

Leadership Announcements

After assisting with the Chair transition and the CEO search, Alan Hibben is stepping down as a Director. Mr. Hibben joined the Board in 2009 and served as Chair from 2017 to 2019. The Board thanks Mr. Hibben for his dedicated service as a Director and former Chair of the company.

On January 22, 2020, Peter Kukielski was appointed as Hudbay's President and CEO. Mr. Kukielski had been serving as Interim President and CEO since July 2019. Mr. Kukielski has more than 30 years of extensive global experience in the base metals, precious metals and bulk materials sectors.

The company also announces that David Bryson, Hudbay's Senior Vice President and Chief Financial Officer, is retiring from the company, effective March 31, 2020, to pursue family and personal commitments. A search for a new CFO is underway, and Eugene Lei, currently Hudbay's Senior Vice President, Corporate Development and Strategy, will act as Interim CFO until the search process is concluded, after which he is expected to return to focusing on his current responsibilities. As a member of the executive committee, Mr. Lei has been working closely with Mr. Bryson on financial matters over the last several years, and they will continue to work closely together with Mr. Kukielski through this period to provide continuity and support a seamless transition. The Board and management team are grateful for Mr. Bryson's 11 years of service as Hudbay's CFO and wish him well on his future personal endeavors.

Execution of Pampacancha Surface Rights Agreement

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On February 18, 2020, Hudbay announced that the community of Chilloroya formally approved a surface rights agreement with the company for the Pampacancha satellite deposit located near the Constancia mine in Peru. With the completion of this agreement, the company expects to be mining ore from the deposit in late 2020. The company expects growth capital expenditures associated with project development and acquiring the surface rights for Pampacancha to be approximately $70 million in 2020. In accordance with Peru's Consulta Previa law, additional consultation between the Peruvian government and the local community is required before Hudbay can begin development activities. Some additional capital costs remain outstanding in recognition of current uses of the land by certain community members and the company intends to enter into agreements to address these matters prior to commencing mining activities. With the community's endorsement of the agreement, the company believes these processes will be concluded in the first half of 2020.

Logistics Update

Hudbay is closely monitoring the development of the Covid-19 coronavirus outbreak in China, but at this time there has been no impact on the timing of copper concentrate sales to customers in China or elsewhere. In Canada, recent protests involving blockades of CN rail service have affected shipments of zinc metal and copper concentrate from the Manitoba operations, and may result in elevated inventories in the first quarter of 2020.

Towards Sustainable Mining Leadership Award

Hudbay's Manitoba operations received the Mining Association of Canada's Towards Sustainable Mining ("TSM") Leadership Award for meeting or exceeding a Level A ranking in their results across all of the six areas of performance. The performance areas are aboriginal and community outreach, crisis management, safety and health, tailings management, biodiversity conservation management, and energy use and greenhouse gas emissions management. Hudbay is extremely proud of this achievement as it further demonstrates the company's commitment and successful track record of strong environmental, social and governance performance.

Rosemont Litigation Update

On July 31, 2019, the U.S. District Court for the District of Arizona ("Court") issued a ruling in two of the lawsuits challenging the U.S. Forest Service's issuance of the Final Record of Decision ("FROD") for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. In December of 2019, Hudbay and the U.S. Department of Justice each filed a notice of appeal in respect of the Court's decision to the U.S. Ninth Circuit Court of Appeals.

On February 10, 2020, the Court issued a ruling in the third lawsuit challenging the U.S. Forest Service's issuance of the FROD for the Rosemont mine. In this lawsuit, the plaintiffs challenged the Biological Opinion that was issued by the U.S. Fish and Wildlife Service and relied on by the U.S. Forest Service as part of the permitting process. The Court ruled to remand certain aspects of the U.S. Fish and Wildlife Service's analysis and findings related to the Biological Opinion back to the agencies for further review. While this ruling did not come as a surprise to Hudbay in light of the Court's previous ruling on the FROD for Rosemont, the company believes remanding these issues is unnecessary as the federal agencies' research and studies concluded that the potential impacts to endangered species would comply with the regulations. Hudbay is reviewing the decision and will continue following the direction of the government agencies through the permitting process.

Other Key Strategic Initiatives

New Britannia mill refurbishment activities are progressing in line with the development schedule laid out in the February 2019 mine plan. Detailed engineering is on track to be completed in the first quarter of 2020 and environmental permits are expected in the second quarter of 2020. Construction activities are expected to commence mid-2020 and continue until the third quarter of 2021, with plant commissioning and ramp-up during the fourth quarter of 2021. Once the New Britannia mill is commissioned, average annual gold production from Snow Lake is expected to be approximately 140,000 ounces during the first five years at a sustaining cash cost, net of by-product credits, of approximately $450 per ounce of gold.

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Exploration activities in the Snow Lake region continue to progress, including exploration and engineering studies at the Lalor in-mine exploration targets and other 100%-owned deposits in the region, with results expected to be incorporated in the annual mineral reserve and resource estimate in March 2020. The company is also continuing drilling activities on the recently discovered 1901 Deposit, which contains an initial inferred resource of 2.1 million tonnes at 9.67% zinc, as announced in August 2019. Drilling on the 1901 Deposit continues to test the size of the deposit and to confirm the presence of gold and copper-gold mineralization, with the intention to publish an initial inferred resource estimate on the gold mineralization and upgrade the zinc mineral resource estimate to a higher confidence category in 2020.

In the fourth quarter of 2019, the company acquired a prospective package of patented and unpatented mining claims contiguous to its Mason project near Yerington, Nevada. The land package, known as the Mason Valley properties, is an exploration stage project that includes past producing mines and has the potential to provide additional mineral resources to Hudbay's Mason project.

Hudbay has also entered into an option agreement to acquire an 80% interest in the Gray Hills unpatented mining claims in Lyon County, Nevada, located approximately 25 kilometres southeast of the Mason project, as part of its land consolidation in the Yerington district.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 20, 2020.  The dividend will be paid out on March 27, 2020 to shareholders of record as of March 10, 2020.

Non-IFRS Financial Performance Measures

Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit operating cost and zinc plant unit cost are shown because the measures are used by the company as a key performance indicator to assess the performance of its mining and processing operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 42 of Hudbay's management's discussion and analysis for the three and twelve months ended December 31, 2019 available on SEDAR at www.sedar.com.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

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http://www.hudbayminerals.com/files/doc_financials/2019/Q4/MDA194.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2019/Q4/FS194.pdf

Conference Call and Webcast

Date:	Friday, February 21, 2020
Time:	9:00 a.m. ET
Webcast:	http://services.choruscall.ca/links/hudbay20200221.html
Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay's Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company's other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at the company's mines and processing facilities, expectations regarding the timing of mining activities at the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the appointment of a permanent CFO, expectations regarding the impact of the Covid-19 coronavirus outbreak and CN rail blockades on the company's operations and financial performance, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, and the possibility of optimizing the value of the gold resources in Manitoba, the future potential of the 1901 deposit, including the possibility of identifying additional gold resources, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and the company's anticipated plans for advancing its mining properties surrounding Constancia and the Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect the operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•  the timing of development and production activities on the Pampacancha deposit;

•  the timing of the Consulta Previa and permitting process for mining the Pampacancha deposit;

• the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;

•  the successful completion of the New Britannia project on budget and on schedule;

•  the successful outcome of the Rosemont litigation;

•  the success of mining, processing, exploration and development activities;

•  the scheduled maintenance and availability of the company's processing facilities;

•  the accuracy of geological, mining and metallurgical estimates;

•  anticipated metals prices and the costs of production;

•  the supply and demand for metals the company produces;

•  the supply and availability of all forms of energy and fuels at reasonable prices;

•  no significant unanticipated operational or technical difficulties;

• the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;

•  the availability of additional financing, if needed;

•  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;

•  the timing and receipt of various regulatory and governmental approvals;

•  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;

•  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities;

•  no significant unanticipated challenges with stakeholders at the company's various projects;

•  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

• no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;

•  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

• certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company's projects (including risks associated with the litigation affecting the Rosemont project), risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule and cost for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with the Consulta Previa process, risks associated with reaching additional agreements with individual community members and risks associated with the rainy season in Peru, and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events, the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. The company does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

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2020 No. 4

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

______________________________________
[i] Assuming the mid-point of the respective guidance range.
[ii] Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.